Contact

www.linkedin.com/in/markminnery
(LinkedIn)

Top Skills

Sales Presentations
Sales Enablement
Business Planning

Honors-Awards

#1 Apple Podcast Charts (All Categories)
#1 Apple Podcast Charts (All Categories)
Signal Award Winner
KY Inno's Startups to Watch 2023
Perfect Pitch Pitch Competition Winner

Mark Minnery

Producer, Entrepreneur # Developed 2 Award-Winning, #1 Ranked Podcasts # Launched Innovative Audio AI Application # Non-Profit Chairperson of the Board

Prospect, Kentucky, United States

Summary

CAREER HIGHLIGHTS
Grew Resonate Recordings from $72,000 to $2.5M in annual revenue
Conceptualized and launched innovative AI platform, securing $1.85M in venture capital
Developed two #1 ranked Apple podcasts, winning numerous awards
Built Palladium into $2.1M juggernaut and secured PE firm to acquire SinglePoint Solutions in 2016
Negotiated equity sale on SinglePoint to PE firm at 5X EBITDA

WHO I AM:
Creative visionary with diverse experience, known for systematic and strategic planning, operational agility, and exceptional communication skills
Innate ability to see the big picture and balance short-term shareholder interests with long-term organizational stability and growth
Collaborative and engaging – transforming enterprises while streamlining business operations and driving change to impact the bottom line

MY RECIPE FOR SUCCESS:
Understand each team member's individual strengths +
Leverage your knowledge to put the team in situations where they can thrive +
Communicate a clear and compelling vision of success +
Delegate as much as possible and determine what resources your team needs to be successful +
Data transparency =
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100% Success

DISC LEADERSHIP ASSESSMENT:
Persistent and tenacious with a competitive spirit, high degree of patience, and extremely high attention to quality control when it comes to solving complex problems. Persuades others with patience and persistence rather than emotion and coercion. Shows excellent emotional control, even during tense situations. Tends to make decisions through logic rather than emotion. Displays a high degrees of self-discipline, tenacity, and follow-through in addressing complex and detailed activities. Recognized as a calculated risk taker.

MY PROFESSIONAL SUPERPOWERS ARE:
Strategic problem-solving, conflict resolution, agility, and the ability to motivate others.

IN MY SPARE TIME:
I enjoy flying, physical fitness, hiking with my dogs, serving as a volunteer in the community, mentoring, and spending time with family and friends.

ASK ME ABOUT:
Spending two weeks, in remote Sudan, scouting for a movie about clean water.

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Experience

Nadus Films
Producer # Lead Fundraising Efforts for Film Projects
February 2024 - Present (8 months)
Louisville, KY

SNAPSHOT:
As an early board member of Nadus Films, I spearheaded fundraising initiatives for feature-length, documentary films. In my role as Producer, my primary focus is on delivering top-notch end products to our corporate partners and assisting new companies in bringing their visual stories to life.

SELECTED HIGHLIGHTS:

Executive Producer of the critically acclaimed documentary film, BBoyz For Life

Board Chairman of Nadus Films non-profit organization

Successfully led fundraising efforts for full-length, documentary films

Resonate Recordings
President and Co-Founder # Created Two #1 Apple Podcasts # Developed Innovative Audio AI Application
2017 - 2023 (6 years)
Louisville, Kentucky Area

SNAPSHOT:
I began as an investor and Co-Founder with Resonate in 2017 and moved into the role as President in 2021 after selling my shares of SinglePoint. Helped this company, that offers a wide range of services to make podcasting easier, including mixing and mastering podcast audio, editing audio and video, and creative branding for podcasts, scale to over $2.5M. Founded Black Mountain Media, an original podcast development division, to create five original podcasts. In 2022, my partner and I founded Resound, Inc., a groundbreaking AI podcast editing platform to let creators focus on their message, not their mess-ups.

SELECTED HIGHLIGHTS:
Conceptualized, launched, led, then sold Black Mountain Media, original podcast development division that created 2 #1 Apple podcasts, won numerous awards, and generated over 45M total downloads

Secured innovative partnership with top 10 podcast that exchanged services for advertisement which helped fuel company growth and propelled Black Mountain Media podcasts to #1 in Apple rankings

Grew overall company revenue from $72,000 to over $2.5M annually

Expanded service offerings that increased new client spend 34%

Resound, Inc.
Chief Operating Officer and Co-Founder, 2022 – 2023
Pinpointed obstacles in podcast production process and conceptualized innovative process to reduce operational costs; recruited worlds-leading audio AI expert to help develop and launch new machine learning application

Secured $4.1M in venture capital that helped launch first-of-its-kind cloud-based AI podcast post-production software that garnered 11,000 users in Y1

SinglePoint Solutions, Inc.

President # Managing Partner and Co-Founder of Palladium # Built Team of 20 and Grew Revenue 270%
2004 - 2020 (16 years)
Louisville

SNAPSHOT:

Started Palladium Communications Group in 2002, building long-term partnerships with telecommunication brokers and IT consultants across Kentucky to become the largest Windstream agency in the state. Formed partnership with SinglePoint Solutions to become their exclusive telecom brokerage firm and worked in dual role as Chief of Staff of SinglePoint from 2004 – 2016. In 2016, I partnered with Sotera Capital, a private equity firm, to acquire SinglePoint, where I moved into the role of President. In 2020, I sold my share to Sotera and remained with the company for a year as Acquisition Advisor to spearhead the strategic acquisition of two other companies.

SELECTED HIGHLIGHTS:

Built best-in-class team of 20 direct reports, with minuscule 2.5% turnover rate, from ground up, earning reputation as hands-on servant leader who is authentic, supportive, direct, and sets high-performance expectations
Created foundational infrastructure to modernize company to foster scalability, increasing revenue 270% and profitability 36% within 4 years
Spearheaded three acquisitions, including strategic sourcing, due diligence, validation, and contract negotiations, spurring revenue growth from $5.5M to $11M and positioning company for sale at nearly 5X annual revenue

Palladium
Managing Partner and Co-Founder, 2002 – 2020
Founded and directed all facets of this leading national telecom brokerage firm, growing revenue to $2.1M
Partnered with private equity firm in 2016 to acquire SinglePoint Solutions and spearheaded merger between companies

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